October 31, 2007
Via Facsimile 202-772-9202
and Via EDGAR
Ms. Linda Cvrkel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
Re:	Kitty Hawk, Inc. Form 10-K for the year ended December 31, 2006 Filed April 2, 2007 File No. 001-32284
Dear Ms. Cvrkel:
     Kitty Hawk, Inc. (the “Company”), is submitting the following response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) dated October 18, 2007 containing comments to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”).
Form 10-K for the year ended December 31, 2006
Consolidated Financial Statements
Consolidated Statements of Stockholders’ Equity, page F-5
1.	We note from your response to our prior comment 5 that in March 2003 you issued warrants to acquire 12,255,315 shares of common stock to the holders of the former 9.95% Senior Secured Notes. We also note from the table included in your response that there were 1,076,705 warrants outstanding at December 31, 2006. However, in Note 2 — Earnings per Share, you disclose that 9,814,886 warrants were issued in March 2003 and as of December 31, 2006 there were 1,271,971 warrants outstanding. Please revise the notes to the financial statements in future filings to be consistent with the amount included in your response to our prior comment 5.

Response:

In future filings, the Company will revise the notes to the financial statements to be consistent with the amounts included in our response in accordance with this comment.
     Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact me at the number below.
Very truly yours,
/s/ James R. Kupferschmid
James R. Kupferschmid
Chief Financial Officer
Direct Phone Number: 972.456.2266
Direct Fax Number: 972.456.2350
jkupferschmid@kha.com
cc:      C. Erlanger